FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of connected transaction dated 30 June 2005 and published in Hong Kong newspapers on 4 July 2005 relating to the acquisition of additional 17% interest in Hydro-electric Power Holding Limited.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 7 July 2005

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Exhibit

CONNECTED TRANSACTION

On 30 June 2005, CLP Hydro Power, an indirect wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with the JV Partner pursuant to which CLP Hydro Power has agreed to acquire from the JV Partner the Acquired Shares at an aggregate consideration of HK$52,570,000.

Prior to the entering into of the Share Sale and Purchase Agreement, HEPH was owned as to 83% by CLP Hydro Power and 17% by the JV Partner. As the JV Partner is a substantial shareholder of HEPH, it is deemed to be a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant percentage ratio calculated under Rule 14.07(1) of the Listing Rules in respect of the Acquisition is more than 0.1% but less than 2.5%, the Acquisition falls within the exemption under Rule 14A.32 of the Listing Rules. The Acquisition is only subject to the reporting and announcement requirements and is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Details of the Acquisition will be included in the next published annual report and accounts of the Company.

1.	INTRODUCTION

On 30 June 2005, CLP Hydro Power, an indirect wholly-owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with the JV Partner pursuant to which CLP Hydro Power has agreed to acquire from the JV Partner the Acquired Shares at an aggregate consideration of HK$52,570,000.

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2.	THE SHARE SALE AND PURCHASE AGREEMENT

2.1	Date	30 June 2005

2.2	Parties	The JV Partner as the vendor and CLP Hydro Power as the purchaser

2.3	Assets to be acquired	17,000 shares of US$1.00 each in HEPH, representing 17% of the entire issued share capital of HEPH

2.4	Consideration	HK$52,570,000. The consideration will be funded from the internal resources of the CLP Group. The consideration will be payable in cash on the date of completion of the Acquisition.

2.5	Completion	Completion took place on 30 June 2005

3.	INFORMATION ON HEPH

HEPH is a company incorporated in the British Virgin Islands with limited liability. Prior to the entering into of the Share Sale and Purchase Agreement, HEPH was owned as to 83% by CLP Hydro Power and 17% by the JV Partner. The principal business of HEPH (through its wholly-owned subsidiaries) is holding the investment of CLP Group in nine small hydro power plants located in Huaiji County, Guangdong Province, the PRC currently through 50% interests in four Sino-foreign joint ventures in the PRC.

As at 31 December 2004, the audited net assets of HEPH amounted to approximately HK$286 million. For the two financial years ended 31 December 2003 and 31 December 2004, the audited net losses before taxation of HEPH were HK$25 million and HK$30 million, respectively. For the two financial years ended 31 December 2003 and 31 December 2004, the audited net losses after taxation of HEPH were HK$23 million and HK$25 million, respectively.

Upon completion of the Acquisition, HEPH became an indirect wholly-owned subsidiary of the Company.

4.	REASONS FOR THE ACQUISITION

The Acquisition will enable the CLP Group to consolidate management control over the hydro power projects through HEPH. The consideration was agreed by the parties after arm’s length negotiations by reference to the net book value of HEPH, and following an indicative offer made by an independent third party for the whole of the foreign interests in the hydro power projects which was not pursued. The JV Partner’s original investment cost in the Acquired Shares was US$9.95 million (approximately HK$77.61 million).

Relatively small transactions of HK$100 million or less, such as the Acquisition, are implemented in accordance with the Company’s corporate governance procedures set out in the Company Management Authority Manual which has been approved by the Board. The Acquisition has been approved in accordance with those procedures. The management of the CLP Group consider that the terms of the Acquisition are on normal commercial terms and in the ordinary and usual course of business of the CLP Group, and that the terms are fair and reasonable and in the interests of the Company and its shareholders as a whole.

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5.	CONNECTED TRANSACTION

As the JV Partner is a substantial shareholder of HEPH, it is deemed to be a connected person of the Company for the purposes of the Listing Rules. Accordingly, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant percentage ratio calculated under Rule 14.07(1) of the Listing Rules in respect of the Acquisition is more than 0.1% but less than 2.5%, the Acquisition falls within the exemption under Rule 14A.32 of the Listing Rules. The Acquisition is only subject to the reporting and announcement requirements and is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Details of the Acquisition will be included in the next published annual report and accounts of the Company.

6.	GENERAL

CLP Hydro Power is a member of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests, primarily through CLP Power Asia (of which CLP Hydro Power is an indirect wholly-owned subsidiary), in the power sector in the Chinese mainland, Taiwan, Australia, India, and Thailand. The JV Partner is a collective investment vehicle, which is principally engaged in making investments in the PRC.

7.	DEFINITIONS

Unless the context otherwise requires, terms used in this announcement shall have the following meanings:

“Acquired Shares”	17,000 shares of US$1.00 each in HEPH, representing 17% of the entire issued share capital of HEPH

“Acquisition”	the acquisition of the Acquired Shares by CLP Hydro Power from the JV Partner pursuant to the terms and conditions of the Share Sale and Purchase Agreement

“Board”	the board of directors of the Company

“CLP Group”	the Company and its subsidiaries

“CLP Hydro Power”	CLP Hydro Power Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of CLP Power Asia

“CLP Power Asia”	CLP Power Asia Limited, a wholly-owned subsidiary of the Company

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the main board of the Stock Exchange (Stock Code: 002)

“HEPH”	Hydro-electric Power Holding Limited, a company incorporated in the British Virgin Islands with limited liability and a 83:17 joint venture between the CLP Group and the JV Partner prior to the entering into of the Share Sale and Purchase Agreement

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“HK$”	Hong Kong dollars

“JV Partner”	Sun Hung Kai China Development Fund Limited, a company incorporated in the Cayman Islands with limited liability

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	The People’s Republic of China

“Share Sale and Purchase Agreement”	the agreement between CLP Hydro Power and the JV Partner dated 30 June 2005 whereby the JV Partner agrees to sell, and CLP Hydro Power agrees to purchase, the Acquired Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars

“%”	per cent.

In this announcement, figures in US$ are translated to HK$ at the exchange rate of US$1.00 = HK$7.80 for illustration purposes only.

By Order of the Board

Peter W. Greenwood

Director & Company Secretary

Hong Kong, 30 June 2005

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee

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